Exhibit 99.1

Crescent Point Announces 2020 AGM as Virtual Meeting

CALGARY, April 21, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) will now hold its upcoming Annual and Special Meeting of Shareholders (the "AGM") solely by virtual means.

The AGM will be held at the originally scheduled date and time on May 14, 2020 at 10:00 a.m. MT, but it will now be conducted by way of live audio webcast. The timing and process for voting by proxy remains unchanged and are described in detail in the information circular or the AGM notice previously mailed to shareholders. Shareholders are reminded that completed proxy forms must be received no later than 10:00 a.m. MT on May 12, 2020.

Crescent Point is proceeding with the AGM solely by virtual means due to the current public health crisis as a result of the COVID-19 pandemic and the order of Alberta's Chief Medical Officer of Health prohibiting indoor gatherings in excess of 15 people and requiring minimum social distancing. The Board of Directors and management believe that a virtual AGM will mitigate health and safety risks to the community, shareholders, employees and other stakeholders.

As Crescent Point's election to hold the AGM solely by virtual means is based on the current health crisis, the Company expects to hold its 2021 annual meeting of shareholders in its usual fashion, by way of in person meeting.

Registered shareholders and duly appointed proxyholders will be able to attend the AGM, ask questions and vote, all in real time online at https://web.lumiagm.com/220957268 by entering the 15-digit Control Number provided in their meeting materials, and the password "crescent2020" (case sensitive). Non-registered (beneficial) shareholders (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the AGM at the link above as guests, but will not be able to vote or ask questions at the meeting. Crescent Point recommends shareholders log into the webcast at least 10 minutes in advance of the virtual meeting start time to ensure connectivity.

The majority of shareholders vote in advance of the annual meeting by proxy using the various voting channels made available by the Company, all of which will remain available. We encourage shareholders to continue voting in advance by proxy.

Full details on how to vote, change or revoke a vote, appoint a proxyholder, attend the virtual AGM, ask questions and other general proxy matters are available in the information circular dated April 2, 2020 and the Virtual AGM User Guide available on the Company's website and System for Electronic Document Analysis and Retrieval website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/21/c3018.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 13:34e 21-APR-20